Exhibit 16.1

KPMG LLP

Suite 800

1225 17th Street

Denver, CO 80202-5598

March 13, 2023

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RE/MAX Holdings, Inc. and, under the date of February 28, 2023, we reported on the consolidated financial statements of RE/MAX Holdings, Inc. as of and for the years ended December 31, 2022 and 2021, and the effectiveness of internal control over financial reporting as of December 31, 2022. On March 7, 2023, we were dismissed.

We have read RE/MAX Holdings, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 13, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with RE/MAX Holdings, Inc.’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP